EXHIBIT A
OFFERING STATEMENT

CLEAR PROTOCOL, INC.

CLEAR PROTOCOL, INC.
OFFERING STATEMENT

Clear Protocol, Inc. ("Clear Protocol", the "Company," "we," "us", or "our") is offering up to $124,000 of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The minimum target offering amount is $50,000 (the "Target Amount"). This Offering is being conducted on a best efforts-$50,000 minimum basis and the Company must reach the Target Amount by December 15th, 2023. Unless the Company raises at least the Target Amount under this Regulation CF Offering (the "Offering"), no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $124,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches the Target Amount prior to December 15th, 2023, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document as well as any documents incorporated by reference herein or therein contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.

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<center>**THE COMPANY**</center>

1. Name of issuer: Clear Protocol, Inc.

<center>**ELIGIBILITY**</center>

2. ☒Check this box to certify that all of the following statements are true for the issuer:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
   Explain: _____

<center>**DIRECTORS OF THE COMPANY**</center>

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

   Name: Ernest M. Kestone   Dates of Board Service: May 11, 2016 - Present

   Principal Occupation: Chief Executive Officer, Co-founder (full-time)
   Employer: Dates of Service: May 11, 2016 - Present
   Employer's principal business: Clear Protocol, Inc.

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

   Position: Chief Executive Officer   Dates of Service: May 11, 2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

   Employer: Clear Protocol, Inc.
   Employer's principal business: Information Technology
   Title: Chief Executive Officer
   Dates of Service: May 11, 2016 - Present
   Responsibilities: Co-Founder and Chief Executive Officer

Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Giancarlo E. Fazzi   Dates of Board Service: October 7th, 2020 - Present

Principal Occupation: Director
Employer: Dates of Service: October 7th, 2020 - Present
Employer's principal business: Information Technology

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Director   Dates of Service: April 27th, 2022 – Present
Position: General Operations   Dates of Service: October 1st, 2022 – Present
Position: IT Support Specialist   Dates of Service 2017 – October 1st, 2022

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: N/A Student at University of San Francisco
Employer's principal business: N/A completed Business Management degree 2017-2021.
Title: N/A   Dates of Service: - Present Responsibilities: N/A

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Ernest M. Kestone
Title: Chief Executive Officer Dates of Service: May 11, 2016 - Present
Responsibilities: Co-Founder and Chief Executive Officer

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: N/A   Dates of Service: N/A
Responsibilities: N/A

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: N/A
Employer's principal business: N/A
Title: N/A   Dates of Service: N/A
Responsibilities: N/A

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PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Capitalization chart as of December 15th, 2022:

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering	% of Voting Power Prior to Offering (assuming all outstanding options are exercised)
One Kayland Trust, Ernest Kestone Trustee.	4,800,000 (common stock)	53%	53%
Kayland Prime Trust, Marie L. Kestone Trustee	3,200,000 (common stock)	36%	36%
	Total:	89%	89%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

See Exhibit B – Business Plan.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.

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The U.S. Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is a development stage company with limited history of operations and we expect to incur losses for the near future. As a development stage company, we are subject to all of the risks and uncertainties associated with a new business enterprise. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the operation of an early–stage growing business attempting to launch a new product and operate in a competitive environment. We do not have an operating history that would provide you with information about our past or future operations. We have incurred losses since inception and anticipate incurring operating losses for the near future. We are unable to give you assurance that we will generate material revenues in the future, or that any revenues generated will be sufficient for us to continue operations or achieve profitability.

Market acceptance of our products is uncertain. We believe that our products have great potential in the marketplace. Nevertheless, as is typical in the case of a development-stage company, demand and market acceptance for our products is subject to a high level of uncertainty. Our product is new and does not fit into the standard set of solutions with which medical personnel are familiar. Our product is dependent on obtaining the participation of all, or nearly all the clinicians in a facility. To this end, accommodations in design or function may be required until all the clinicians feel comfortable using the product. Our future growth and financial performance will depend upon the growth and increasing acceptance of our products in the marketplace. Our business model relies on having medical practitioners seek out and utilize our products. To the extent that these individuals do not become aware of our products or do not understand our technology, our revenues will be lower than expected. Acceptance of our products also requires effective training of healthcare professionals in the proper use and application of our products. Failure to effectively educate and train our customers could adversely affect our sales and profitability.

The Company's product sales and revenue cycle is long. Our target market is primarily hospitals, which have a one-to-two-year sales cycle and after the sale, possibly several additional months to enter the billing/payment cycle. Any unforeseen delays or issues related to marketing or product delivery could delay the Company's ability to generate revenues. We also market to clinics and private practices which have a shorter sales cycle, but volumes from this type of customer are expected to be lower and will generate less revenue.

We will operate in a very competitive market, and we may not be successful against our bigger, more established competitors. The market for our products is very competitive, and we may not be able to compete successfully in our industry. There are other large businesses that will offer products that they claim are similar to our products. These competitors will have much greater market exposure, personnel and financial resources than we do. Other existing and potential competitors may be better positioned than we are to adapt to changes within our industry. Our industry is characterized by rapid technological change, and it is likely that new technologies and products will be developed that are competitive with our products. If our products do not compete successfully against existing or future products, or we are unable to keep up with technological developments in our industry, we will suffer material negative financial consequences.

To complete the Company's products will require significant additional design, testing and customer feedback. Our product is not complete and requires additional effort and time to finalize. This will require user surveys and "focus groups" as well as additional development resources.

The Company will likely require additional financing in the future, which may not be available to

us, and any such financing will likely dilute our existing owners. We will likely require significant additional capital in the future to continue or to expand our operations. We give no assurance that revenues from operations will generate cash flow sufficient to finance our operations and growth. Even if demand for our products is significantly greater than we currently anticipate, we will likely require additional financing in the future notwithstanding the sale of all of the Securities in this Offering, of which we can give you no assurance. We can give you no assurance that additional financing will be available on terms acceptable to us, or at all. If adequate funds are not available, or are not available on acceptable terms, we may be unable to produce our products, expand our sales and marketing capabilities or to otherwise respond to unanticipated competitive pressures. We may also be required to delay or scale back our sales, marketing or development activities or cease operations. Our inability to obtain additional financing would have a material adverse effect on our business.

We depend on the services provided by our CEO and management team and the loss of such individuals would negatively affect our Company. Our success is dependent, to a large extent, upon the services of Ernest Kestone, our President and CEO. If we lose the services of Mr. Kestone, our business would be adversely affected. We have not obtained "key person" life insurance on the life of Mr. Kestone and do not intend to procure such coverage in the near future. Our success also depends upon our ability to attract and retain highly qualified management personnel and other employees. Any difficulties in obtaining, retaining and training qualified employees could have a material adverse effect on us. The process of identifying such personnel with the combination of skills and attributes required to carry out our strategy is often lengthy. Any difficulties in obtaining and retaining qualified employees and independent contractors could have a material adverse effect on us.

Purchasers of Securities will have no participation in Company management. Purchasers will have no right or power to participate in the management of the Company or to influence the Company's management, whether by voting, withdrawing, removing or replacing the Company's management team or otherwise. Accordingly, no potential investor should purchase a Security unless it is willing to entrust all aspects of the Company's management to its management team. Purchasers will be relying on the expertise of the Company's management team operating the Company's business.

The Company has prepared the financial statements which are not audited. We have prepared all of the financial information included in our financial statements. We have not had our financial statements reviewed or audited by an accounting firm to ensure compliance with generally accepted accounting principles. Management has elected to omit substantially all disclosures required by generally accepted accounting principles. If we have our financial statements audited in the future, any such audit may result in or require material adjustments or modifications to these financial statements. Accordingly, the financial statements are not designed for investors who are not informed about such matters.

Conflicts of interest involving management may arise. The interests of the Company's management team may conflict with the interests of investors in the Offering. Upon the completion of this Offering, the management team will control day-to-day activities of the Company. The Company's management team thereby will determine all matters of general policy of the Company. The Company cannot assure that the interests of its management team will always align precisely with the investors' interests.

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changed circumstances and opportunities. Consequently, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of any net proceeds received in this Offering.

Factual statements have not been independently verified. No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Offering Statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers and employees of the Company, or to the anticipated future performance of the Company.

The Company may not generate sufficient revenues, or any revenues, that would enable an investor to recover its investment or generate investment returns. Any revenues generated by the Company will need to cover all costs, expenses, repayment of debt (principal and interest), as well as other contractual obligations of the Company (including future contractual obligations), including payment of expenses that are superior in right to the rights of a purchaser or holder of Securities. Thus, there can be no assurance that the Company will be able to ever pay any distributions, or whether or when a purchaser will get its invested capital returned. Consequently, there is a possibility of a partial or total loss of a purchaser's investment.

Investors should retain separate legal representation. The Company has engaged separate legal counsel in connection with this Offering. Such counsel has not been engaged to represent the interests of purchasers in the Offering. Prospective purchasers should seek separate legal counsel to review documents related to this Offering and advise them in this Offering.

The Securities are "Restricted Securities" and will not be freely tradable. Each prospective investor should be aware of the long-term nature of an investment in the Securities. There is not now, and likely will not be, a public market for the Securities. Because the Securities have not been registered under the Securities Act of 1933 (the "1933 Act") or under the securities laws of any state or non-United States jurisdiction, the Securities are subject to transfer restrictions under Rule 501 of Regulation CF. The Company has no obligation to register the Securities under the 1933 Act or any state securities law and it is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. The Company will refuse to transfer Securities to a potential buyer if such a transfer would violate federal or state securities laws.   Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

Purchasers may be subject to a valuation cap that is different from other investors in this Offering. The Company has a valuation cap of $4,000,000. However, Purchasers that invest earlier in the Offering may be rewarded with a lower valuation cap. Purchasers that have their subscription received within three (3) weeks of the start of the Offering will be issued Tier 1 Notes, which have a valuation cap of $3,200,000. Purchasers that have their subscription received within three (3) to six (6) weeks of the start of the Offering will be issued Tier 2 Notes, which have the evaluated valuation cap of $3,400,000. Purchasers that have their subscription received within six (6) to nine (9) weeks of the start of the Offering will be issued Tier 3 Notes, which have the evaluated valuation cap of $3,600,000. Purchasers that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes, Tier 2 Notes and Tier 3 Notes.

The Securities are not secured by any collateral. The Securities are convertible notes and unsecured obligations of the Company. No assets or other collateral have been provided to secure the repayment of the Securities. Amounts due under the Securities will be considered unsecured debt.

There exist other limitations on voluntary and involuntary transfers of the Securities. In addition to restrictions of the transfer of the Securities that are imposed by law, the Company's organizational documents limit an investor's ability to transfer its Securities.

The Company is not obligated to redeem/repurchase the Securities. The Company is under no obligation to redeem or repurchase the Securities. An investor should be cognizant that it will not be able to demand that the Company redeem its Securities under any circumstances and should therefore be viewed as a long-term and illiquid investment.

The price of the Securities in this Offering was arbitrarily determined by the Company. A Purchaser must rely on its own business and investment background and its own investigation of the business and affairs of the Company in determining whether to invest in the Securities. The Company makes no representation as to the value of the Securities, and there can be no assurance that an investor will ever be able to sell its Securities at any price.

An investment in the Company is speculative. Prospective investors should carefully review these Risk Factors and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the Securities.

Tax implications of using the Securities. The Securities are a convertible note. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Securities can be considered a debt of the Company or equity. Prospective investors should consult their tax advisers.

Federal and other tax laws are subject to change. It is possible that the current federal income tax treatment accorded the Company and holders of the Securities will be modified by legislative, administrative or judicial action in the future. The nature of additional changes in federal income tax law, if any, cannot be determined prior to the enactment of any new tax legislation, the announcement of any new administrative guidance or a final adjudication in court, as applicable. However, any such changes in current federal income tax law could significantly alter the tax consequences and decrease the after-tax rate of return of an investment in the Company. Potential investors therefore should seek, and must rely on, the advice of their own tax advisors with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.

Purchasers of Securities may be subject to state, local and foreign tax laws. The Company, as well as the holders of the Securities, may be subject to various state, local and foreign taxes, all of which also are subject to change. Prospective investors are urged to consult their own tax advisors regarding the state, local and foreign tax consequences of investing in the Company.

THE OFFERING

9.   What is the purpose of this offering?

The Company intends to use the net proceeds of the Offering for (a) completion of its main product, Clear Protocol®, (b) marketing, multi-media preparation and website development; and (c) as working capital and general corporate purposes related thereto, including the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this offering. Accordingly, the Company will have broad discretion in using proceeds of the Offering.

10.   How does the issuer intend to use the proceeds of this offering? Depending on the amount raised, see below.

The Company estimates that it will use the proceeds from the Offering for the following approximate costs, expenses and fees:

	If target offering amount sold:	If maximum amount sold:
Total Proceeds:	$50,000	$124,000
Less: Offering expenses		
- Crowdfunding Portal Fee @ 5%	$2,500	$6,200
Net Proceeds:	**$47,500**	**$117,300**
Use of Proceeds:		
- Software Programming, Prototyping, Further Product Testing With Doctors	$10,500	$25,000
- Hardware, Smart glasses & Accessories	$10,000	$20,000

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- User Surveys, Travel, Off-site Technicians, Prepare Reports	$7,000	$15,000
- Marketing, Multimedia Presentation, Website Development	$5,000	$22,000
- Insurance (Business Liability, Worker's Comp, Key Person)	$2,000	$4,000
- Accounting/Bookkeeping	$1,000	$4,000
- Legal Fees	$4,000	$4,000
- Office Assistant @ $2,500 / month x 4 months maximum	$5,000	$10,300
- Office Overhead	$4,000	$13,500
Total Use of Proceeds:	**$47,500**	**$117,800**
Total Use of Proceeds & Portal Fee	**$50,000**	**$124,000**

11.   (a)   Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

No.

(b)   How will the issuer complete the transaction and deliver securities to the investors?

If the Company reaches its target offering amount prior to the deadline, it may conduct an initial closing of the Offering early if it provides notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The Company will notify investors if it conducts an initial closing. Thereafter, it may conduct additional closings from time to time at its discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete a Purchaser's transaction and deliver Securities to the Purchaser.

1.   Purchaser Commitment. The Purchaser will submit a requested investment amount. When doing so, during the offering period or immediately after the deadline, the Investor will also execute a Subscription Agreement with the Company ("**Subscription Agreement**"), as well the Convertible Promissory Note ("**Convertible Note**"), using the Purchaser's electronic signature. For more information regarding the terms of the Subscription Agreement, *see Exhibit C – Subscription Agreement*. For more information regarding the terms of the Convertible Note, *see Exhibit D – Convertible Note*.

2.   Acceptance of the Investment. If the investment package is complete, the investor's commitment will be recorded. After the offering closes, each of the Subscription Agreement and the Convertible Note will be counter signed or executed by the Company. Each of the executed Subscription Agreement and Convertible Note will then be sent to the investor via email.

3.   Purchaser Transfer of Funds. The Purchaser will be responsible for transferring funds into an escrow account held with a third-party bank, Bank Vista, on behalf of the Company.

4.   Closing: Original Deadline. Unless the Company meets the target offering amount early, investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page.

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5.   <u>Early Closings</u>. If the target offering amount is met prior to the original deadline date, the Company may close the Offering earlier, so long as the Company gives the Purchaser at least five business days' advance notice of the earlier closing date. The Company will reschedule the offering deadline and notify the Purchaser at least five business days' notice of the new deadline, of the Purchaser's right to cancel commitments for any reason until 48 hours prior to the new offering deadline, and whether the Company will continue to accept investments during the 48 hour period prior to the new offering deadline. At the time of the new deadline, a Purchaser's funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel</u>. An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the investor will be provided notice of the change and must reconfirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

<u>The Company's right to cancel</u>. The Subscription Agreement that an investor will execute with the Company provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

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In addition, the Company may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

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OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The following is a description of the terms of the Securities. Also refer to the Convertible Note, which is Exhibit D to this Offering Statement for additional details.

Form of Investment – Convertible Note (Debt Security)
Investments for all Subscribers through this offering will be in the form of Convertible Notes, which are debt securities convertible into non-voting common stock of the Company. A convertible note is a form of debt that converts into equity. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future. The Convertible Notes will have the rights and obligations set forth in the Convertible Note, as summarized below.

Principal and Interest
The principal amount of the Convertible Notes shall not exceed $124,000. Until the earlier of the qualified equity financing or the corporate transaction (described below), the Convertible Notes shall accrue an annual simple interest rate of 8%.

Maturity Date
The maturity date of the Convertible Notes shall be 24 months from the date of the applicable Closing.

Prepayment
The Company may not prepay the Convertible Notes prior to their maturity date without the consent of the holders of a majority of the principal amount of the Convertible Notes.

Payment or Conversion
The Convertible Notes will convert as follows:

- If the Convertible Notes reach their maturity date, Purchasers (by a decision of holders of a majority of the principal amount of the Convertible Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Notes into non-voting shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing the applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes by the number of outstanding shares of common stock of the Company as of the maturity date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of the Convertible Notes or other indebtedness).

- If there is a merger, buyout or other corporate transaction / acquisition that occurs before a qualified equity financing, Purchasers (at each Purchaser's option) will receive (1) a cash payment equal to the outstanding principal and unpaid accrued interest of such Purchaser's convertible note, plus an additional payment equal to 30% of the principal amount of such Purchaser's convertible note or (2) the amount of shares of non-voting common stock of the Company at a conversion price equal to the quotient resulting from dividing applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes) by the number of outstanding shares of common stock of the Company immediately prior to the corporate transaction / acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the convertible notes or other indebtedness).

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- If there is a qualified equity financing (e.g., a financing with proceeds equal to or greater than $1,000,000), the convertible notes will convert into a yet to-be-determined class of preferred stock at a discount of 30%, or based on a applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes).

The Securities are convertible notes that will either convert into shares or result in payment to the holders.

If the Securities reach their maturity date, Purchasers (by a decision of holders of a majority of the principal amount of the convertible notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the convertible notes into non-voting shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing the applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes) by the number of outstanding shares of common stock of the Company as of the maturity date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of the convertible notes or other indebtedness). If there is a merger, buyout or other corporate transaction / acquisition that occurs before a qualified equity financing, Purchasers (at each Purchaser's option) will receive (1) a cash payment equal to the outstanding principal and unpaid accrued interest of such Purchaser's convertible note, plus an additional payment equal to 30% of the principal amount of such Purchaser's convertible note or (2) the amount of shares of common stock of the Company at a conversion price equal to the quotient resulting from dividing the applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes) by the number of outstanding shares of common stock of the Company immediately prior to the corporate transaction / acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the convertible notes or other indebtedness). If there is a qualified equity financing (e.g., a financing with proceeds equal to or greater than $1,000,000), the convertible notes will convert into a yet to-be-determined class of preferred stock at a discount of 30%, or based on the applicable valuation cap (i.e., $3,200,000 for Tier 1 Notes, $3,400,000 for Tier 2 Notes and $3,600,000 for Tier 3 Notes). This means that Purchasers would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below any of the valuation caps, so you should not view any of the valuation caps as being an indication of the Company's value.

Transfer Restrictions and Right of First Refusal

The Convertible Notes may not be transferred by any Purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the Purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

14.   Do the securities offered have voting rights?   ☐ Yes ☒ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No
        Explain:_____

16.   How may the terms of the securities being offered be modified?

Any material changes to the Offering will be communicated through Silicon Prairie Online crowdfunding portal (the "**Funding Portal**"), giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock	20,000,000	8,000,000	Yes	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Stock Options	1,000,000	600,000	No	No
Convertible Note of May 5th, 2022	71,700	$25,800 (Approximate principal and interest thru December 1, 2022)	No	No
Convertible Note of September 19th, 2022	78,500	$50,900 (Approximate principal and interest thru December 1, 2022)	No	No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

After the Convertible Notes convert into non-voting common equity securities, as applicable, the Purchaser's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that each Purchaser owns will go down, even though the value of the Company may go up. Each Purchaser will own a smaller portion of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, convertible bonds, preferred shares or warrants) into stock. The Securities do not have any preemptive or anti-dilution rights.

If the Company issues additional shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

A form of dilution that hurts early-stage investors occurs when a company sells more shares in a "down round" (i.e., shares sold at a lower valuation than in earlier offerings). This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a "valuation cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors.

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19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain:_____

Note, however, that principal shareholders identified in Question 6 above (or affiliates thereof) may in some cases also be officers and/or directors of the Company.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders identified in Question 6 (or affiliates thereof) above have, in aggregate, control over all of the Company's business operations. The holders of the Convertible Notes (including following conversion into common stock of the Company), will not have the power to, individually or as a group, remove the principal shareholders or otherwise have control over the business of the Company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the Securities has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities.

In the future, the Company may perform valuations of its stock that take into account factors such as the following:

- unrelated third-party valuations of its stock;
- the price at which the Company sells other securities in negotiated transactions, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of those securities relative to those of the Company's outstanding shares;
- the Company's results of operations, financial position and capital resources;
- the Company's current business conditions and projections;
- the lack of marketability of the Company's shares;
- the hiring of key personnel and the experience of Company management;
- the risk inherent in the development and expansion of the Company's properties and projects;
- the Company's stage of development and material risks related to its business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given the prevailing market conditions and the nature and history of its business;
- industry trends and competitive environment;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

The Company will analyze factors such as those described above using a combination of financial and market based methodologies to determine the Company's business enterprise value. For example, the Company may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by the Company that were conducted in the market.

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A prospective investor should understand that an early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because the Company has little value at the time of organization and they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their shares than the founders or earlier investors. In addition, future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to investments in the Company under this Offering changes and may cause the value of the Company to decrease.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The Purchasers will not have any voting rights even if the securities are converted into equity of the company. Thus, a holder of the Securities will be extremely limited as to his/her/its ability to control or influence the governance and operations of the Company. The principal shareholders identified in Question 6 (or affiliates thereof) above have, in aggregate, complete control over all of the Company's business operations and it is possible that the goals and motivations of the principal shareholders may not be aligned with the goals of the Purchasers. The holders of the Securities (including any non-voting common stock of the Company into which the Securities may convert), will not have the power to, individually or as a group, remove the principal shareholders or otherwise have control over the business of the Company.

The marketability and value of the Securities will depend upon many factors outside the control of the Purchaser.

23.   What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,

    Following the Purchaser's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Purchaser in the Company. The Purchaser may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Purchaser to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Purchaser's interest in the Company.

- issuer repurchases of securities,

    The Company will not have a right to repurchase the Securities (other than a right of first refusal upon a proposed transfer of the stock of the Company issued to a Purchaser upon conversion of the Convertible Notes).

- a sale of the issuer or of assets of the issuer or

    As a minority owner of the Company with no voting rights, the Purchaser will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the board of directors and executive management of the Company to manage the Company so as to maximize value for holders of the non-voting common stock. Accordingly, the success of the Purchaser's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the board of directors and management of the Company authorize a sale of all or a part of the Company, or a disposition of a substantial

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portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Purchaser's initial investment in the Company.

- transactions with related parties?

    The Purchaser should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests and applicable law. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to holders of its securities. By acquiring an interest in the Company, the Purchaser will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24.	Describe the material terms of any indebtedness of the issuer:

24.1.
What security type did you raise under? Promissory note.
When did you complete the fundraise? 05/15/16
How much did you raise? $2,000
Was this from a related party? No
What was the interest rate? 10% per annum
Outstanding principal plus interest $3,250 as of October 1st, 2022
What is/was the maturity date for the loan? 12/31/24
What was the name of the creditor? Robert Sperry, Patent Attorney
Is this loan outstanding? Yes
Are you current with your payments? Yes
Describe any other material terms of the loan. None.
What exemption did you use? Section 4(a)(2)
Use of proceeds: Deferred attorney's fees for the provisional patent filing (not a cash loan).

24.2
What security type did you raise under? Promissory note.
When did you complete the fundraise? 12/02/16
How much did you raise? $5,000
Was this from a related party? No
What was the interest rate? 8% per annum
Outstanding principal plus interest $7,333 as of October 1st, 2022.
What is/was the maturity date for the loan? 10/31/24
What was the name of the creditor? Best Laid Plans, Inc.
Is this loan outstanding? Yes
Are you current with your payments? Yes
Describe any other material terms of the loan. None.
What exemption did you use? Section 4(a)(2)
Use of proceeds: Deferred consultant's fees for healthcare strategic planning and project management (not a cash loan).

25.	What other exempt offerings has the issuer conducted within the past three years?

    25. (a) We raised $25,000 through a Convertible Note on May 4th, 2022 on the same terms as this offering from an accredited investor. This Convertible Note is still outstanding, and also noted in the table in no. 17, above.

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25. (b) We raised $50,000 through a Convertible Note on September 19ᵗʰ, 2022 on the same terms as this offering from an accredited investor. This Convertible Note is still outstanding, and also noted in the table in no. 17, above.

There have been no other offerings.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

No.

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

No.

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

No.

(4)   any immediate family member of any of the foregoing persons.

No.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A prospective investor should read the following discussion and analysis of the Company's financial condition and results of operations together with the Company's financial statements and the related notes and other financial information included elsewhere in this Offering Statement. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for the Company's business, includes forward-looking statements that involve risks and uncertainties. A prospective investor should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Clear Protocol, Inc. (the "Company") is a corporation formed in California on May 11, 2016. The Company is a healthcare information technology company. The Company's product, Clear Protocol®, is AI Software for hospitals, clinics, and medical offices. It is a voice operated, hands-free tool. With it, clinicians can validate clinical guidelines contemporaneously, at the point of care.

Milestones

The Company was incorporated in the State of California on May 11, 2016.
The United States Patent and Trademark Office issued patent no. 10,318,928 B1 to the Company covering the underlying technology of Clear Protocol® on June 11, 2019. A second patent, no. 11,341,460 B2 was issued on May 24th, 2022.
We received our first investment of "pre-seed" capital in May of 2022, and a follow up investment in September, 2022.
A professional survey of nearly 200 physicians was conducted in June, 2022 to help direct the prototype design and marketing efforts.
A working prototype wearable electronic device has been built and pilot testing with physician advisors is set to begin at the time of writing.

Historical Results of Operations

Since its incorporation and organization, the Company has had limited operations upon which prospective investors may base an evaluation of its performance.

Revenues

The Company has not generated any revenues since its incorporation and organization. The Company does not expect to generate any revenues until the second quarter of 2023, at the earliest.

Liquidity & Capital Resources

The proceeds from the Offering are essential to the Company's operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of the Company's business strategy. As of September 26th, 2022, the Company had fifty-two thousand six hundred and three dollars ($52,603) in cash on hand which will be augmented by the Offering proceeds and used to execute the Company's business strategy. The Company currently does not have any additional outside sources of capital (other than the proceeds from this Offering).

The Company will require additional financing in excess of the proceeds from this offering in order to perform operations over the lifetime of the Company. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors. The Company's need for additional financing will be increased if less than the maximum amount of securities offered in this offering is sold.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

For financial information please see Exhibit E – Financial Statements – attached hereto and incorporated herein by reference.

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain:_____

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain:_____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

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(i) at the time of the filing of this offering statement bars the person from:
    (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
    (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
    (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

    (ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order

22

should be issued?

☐ Yes ☒ No

If Yes, explain:_____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☒ No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company's Offering Page on the Intermediary's Portal is located at https://clearprotocol.sppx.io.

See Exhibit F – Investor Deck

See Exhibit G – Portal Agreement – for more details regarding the Company's agreement with the portal.

See also Exhibit G – APPENDIX C "FBO Account Authorization Letter" – for more details regarding the escrow agreement with the escrow bank, Bank Vista.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than August 28th, 2023 (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:
https://www.clearprotocol.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

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EXHIBIT B
BUSINESS PLAN

See attached.

EXHIBIT C
SUBSCRIPTION AGREEMENT

See attached.

EXHIBIT D
CONVERTIBLE NOTE

See attached.

EXHIBIT E
FINANCIAL STATEMENTS

See attached.

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EXHIBIT F
INVESTOR DECK

See attached.

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EXHIBIT G
PORTAL AGREEMENT

Please note, the "Portal Agreement" includes APPENDIX C "FBO Account Authorization Letter" – with details of the escrow agreement with the escrow bank, Bank Vista.

See attached.

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